File No. 812-14132
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO
SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND
RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT
FIFTH STREET FINANCE CORP., FIFTH STREET SENIOR FLOATING RATE CORP.,
FIFTH STREET MANAGEMENT LLC, FIFTH STREET SENIOR LOAN FUND LP, FSLF GP LLC, FIFTH STREET MEZZANINE PARTNERS IV, L.P., FSMP IV GP, LLC, FIFTH STREET MEZZANINE PARTNERS V, L.P., FSMP V GP, LLC, FSFC HOLDINGS, INC., FIFTH STREET FUND OF FUNDS LLC, FIFTH STREET FUNDING, LLC, FIFTH STREET FUNDING II, LLC,
FS PARTNERS FUND LLC

10 Bank Street, 12th Floor
White Plains, NY 10606
(914) 286-6800
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All Communications, Notices and Orders to:
Bernard D. Berman
Fifth Street Finance Corp.
10 Bank Street, 12th Floor
White Plains, NY 10606
(914) 286-6800
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Copies to:
Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 6th Street NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

July 15, 2013

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
FIFTH STREET FINANCE CORP., FIFTH STREET SENIOR FLOATING RATE CORP., FIFTH STREET MANAGEMENT LLC, FIFTH STREET SENIOR LOAN FUND LP, FSLF GP LLC, FIFTH STREET MEZZANINE PARTNERS IV, L.P., FSMP IV GP, LLC, FIFTH STREET MEZZANINE PARTNERS V, L.P., FSMP V GP, LLC, FSFC HOLDINGS, INC., FIFTH STREET FUND OF FUNDS LLC, FIFTH STREET FUNDING, LLC, FIFTH STREET FUNDING II, LLC,
FS PARTNERS FUND LLC

10 Bank Street, 12th Floor
White Plains, NY 10606
(914) 286-6800
File No. 812-14132
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by Section 57(a)(4) of the Act:

•	Fifth Street Finance Corp. (“Fifth Street,” and collectively with its Wholly-Owned Investment Subs (as defined below), the “FSFC”),

•	Fifth Street Senior Floating Rate Corp. (“Fifth Street Senior,” collectively with its Wholly-Owned Investment Subs (as defined below), “FSFR,” and together with FSFC, the “Existing Regulated Funds”),

•	Fifth Street Mezzanine Partners IV, L.P., (“SBIC Subsidiary IV”), and its general partner, FSMP IV GP, LLC (the “SBIC IV General Partner”),

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

•
Fifth Street Mezzanine Partners V, L.P., (“SBIC Subsidiary V” and together with Fifth Street SBIC Subsidiary IV, the “SBIC Subsidiaries”) and its general partner, FSMP V GP, LLC (the “SBIC V General Partner” and together with the SBIC IV General Partner, the “SBIC General Partners”),

•	FSFC Holdings, Inc., Fifth Street Fund of Funds LLC, Fifth Street Funding, LLC, Fifth Street Funding II, LLC (collectively, and together with the SBIC Subsidiaries, the “Subsidiaries”),

•	Fifth Street Senior Loan Fund LP and FS Partners Fund LLC (the “Existing Co-Investment Affiliates”),

•	FSLF GP LLC, Fifth Street Senior Loan Fund’s general partner (“FSLF GP”),

•
Fifth Street Management LLC, the investment adviser for the Existing Regulated Funds and the Existing Co-Investment Affiliates (the “BDC Adviser,” and together with the Existing Regulated Funds, the SBIC General Partners, the Subsidiaries, the Existing Co-Investment Affiliates, and FSLF GP, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow the Regulated Funds3, the Existing Co-Investment Affiliates and any future entity that is advised by the BDC Adviser, or any other currently-existing or future investment adviser controlling, controlled by or under common control with the BDC Adviser (each, a “Future Adviser” and together with the BDC Adviser, each, an “Adviser” and, together, the “Advisers,”) and that is an affiliated person as defined in Section 2(a)(3)(C) of a Regulated Fund, that may be prohibited from co-investing with a Regulated Fund by reason of Section 57 (each, a “Future Co-Investment Affiliate”4 and, collectively with the Existing Co-Investment Affiliates, the “Co-Investment Affiliates” each, a “Co-Investment Affiliate”), to co-invest in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Sections 57(a)(4) and 17(d).  As used herein, “Co-Investment Transaction” means any transaction in which a Regulated Fund participated together with one or more other Regulated Funds and/or one or more Co-Investment Affiliates in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund could not participate together with one or more other Regulated Funds and/or one or more Co-Investment Affiliates without obtaining and relying on the Order.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests) and consolidated with the Regulated Fund for financial reporting purposes; (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of the SBIC Subsidiaries, to maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) that either does not pay a separate advisory fee, including any performance-based fee, to any person or is advised by an Adviser; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. The Subsidiaries are Wholly-Owned Investment Subs, and any future subsidiaries of the Regulated Funds that participate in the Co-Investment Program will be Wholly-Owned Investment Subs.
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3 The term “Regulated Funds” refers to the Existing Regulated Funds and the Future Regulated Funds. The term “Future Regulated Funds” means any closed-end management investment company that (a) is registered under the Act or has elected to be regulated as a business development company (“BDC”) under the Act and (b) will be managed by an Adviser.

4 Any Future Co-Investment Affiliate will be exempt from registration as provided by Section 3(c)(1) or 3(c)(7) of the Act and will have an investment objective and strategies similar to those of the Regulated Funds.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I.	APPLICANTS
A. FIFTH STREET FINANCE CORP.
Fifth Street is an externally managed, closed-end, non-diversified management investment company. Fifth Street filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on October 16, 2007, which became effective on June 11, 2008. Fifth Street filed an election to be regulated as a business development company (“BDC”) under the Act on January 2, 2008.5 In addition, Fifth Street has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. Fifth Street’s principal place of business is 10 Bank Street, 12th Floor, White Plains, NY 10606.
Fifth Street is a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. Fifth Street’s investments generally range in size from $10 million to $100 million and are principally in the form of first lien, second lien and subordinated debt investments, which may also include an equity component. Fifth Street’s investment objective is to maximize its portfolio’s total return by generating current income from its debt investments and capital appreciation from its equity investments. Fifth Street is advised by the BDC Adviser pursuant to an investment advisory agreement (the “Fifth Street Advisory Agreement”). Fifth Street believes that its proposed investment strategy will allow it to generate cash for distribution to stockholders and provide competitive total returns to stockholders.
Fifth Street’s business and affairs are managed under the direction of a board of directors (the “Board”).6 The Board currently consists of eight members, five of whom are not “interested persons” of Fifth Street as defined in Section 2(a)(19) of the Act (the “Independent Directors”).7 Leonard M. Tannenbaum, Bernard D. Berman and Ivelin M. Dimitrov serve as directors on Fifth Street’s Board. Mr. Tannenbaum serves as Fifth Street’s Chief Executive Officer, Mr. Berman serves as Fifth Street’s President and Secretary and Mr. Dimitrov serves as Fifth Street’s Chief Investment Officer. None of Messrs. Tannenbaum, Berman, or Dimitrov will participate individually in any Co-Investment Transaction. The Board of Fifth Street delegates daily management and investment authority to the BDC Adviser pursuant to the Fifth Street Advisory Agreement.
B. FIFTH STREET SENIOR FLOATING RATE CORP.
Fifth Street Senior is a newly-organized, externally managed, closed-end, non-diversified management investment company. Fifth Street Senior filed a registration statement on Form N-2 under the 1933 Act in connection with its initial public offering, which became effective on July 11, 2013. Fifth Street Senior filed an election to be regulated as a BDC under the Act on July 11, 2013. In addition, Fifth Street Senior intends to elect to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code for U.S. federal
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5 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

6 The term “Board,” as used in this application, refers to the board of directors of any Regulated Fund.

7 The term “Independent Directors” as used in this application, interchangeably refers to the directors of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the Act.

income tax purposes, commencing with its first taxable year ending after the completion of its initial public offering and intends to continue to qualify as a RIC in the future. Fifth Street Senior's principal place of business is 10 Bank Street, 12th Floor, White Plains, NY 10606.
Fifth Street Senior is a specialty finance company that lends to and invests in senior secured loans, including first lien, unitranche and second lien debt instruments, that pay interest at rates which are determined periodically on the basis of a floating base lending rate, made to private middle market companies whose debt is rated below investment grade, which Fifth Street Senior refers to collectively as “senior loans.” Fifth Street Senior may also invest in debt of public companies. Fifth Street Senior is advised by the BDC Adviser pursuant to an investment advisory agreement (the “Fifth Street Senior Advisory Agreement,” and together with the Fifth Street Advisory Agreement, the “Advisory Agreements”). Fifth Street Senior believes that its proposed investment strategy will allow it to generate cash for distribution to stockholders and provide competitive total returns to stockholders.
Fifth Street Senior's business and affairs are managed under the direction of a board of directors. The Board of Fifth Street Senior currently consists of five members, three of whom are Independent Directors. As with the Board of Fifth Street, Leonard M. Tannenbaum and Bernard D. Berman serve as directors on Fifth Street Senior's Board. Mr. Tannenbaum serves as Fifth Street Senior's Chief Executive Officer and Mr. Berman serves as Fifth Street Senior's President. None of Messrs. Tannenbaum or Berman will participate individually in any Co-Investment Transaction. The Board of Fifth Street Senior delegates daily management and investment authority to the BDC Adviser pursuant to the Fifth Street Senior Advisory Agreement.
C. FIFTH STREET MEZZANINE PARTNERS IV, L.P., FSMP IV GP, LLC, FIFTH STREET MEZZANINE PARTNERS V, L.P., AND FSMP V GP, LLC
The SBIC Subsidiaries are Wholly-Owned Investment Subs of the Fifth Street. SBIC Subsidiary IV was organized as a limited partnership under the laws of the state of Delaware on August 13, 2009 and received a license to operate as a Small Business Investment Company (an “SBIC”) under the Small Business Investment Company Act of 1958 (the “SBA Act”) from the Small Business Administration (the “SBA”), effective February 1, 2010. SBIC Subsidiary IV has the same investment objective and strategies as FSFC, as summarized above.
SBIC Subsidiary V was organized as a limited partnership under the laws of the state of Delaware on October 31, 2011 and received a license to operate as an SBIC under the SBA Act from the SBA, effective May 10, 2012. SBIC Subsidiary V has the same investment objective and strategies as FSFC, as summarized above.
On August 13, 2009 and October 31, 2011, Fifth Street organized the SBIC IV General Partner and the SBIC V General Partner, respectively, as limited liability companies under the laws of the State of Delaware. Fifth Street is each SBIC General Partner's sole member and owner. The managers of the SBIC General Partners are officers of Fifth Street and serve at the discretion of the Board and the SBA, and thus are subject to the oversight of Fifth Street through the Board. Fifth Street directly owns all of the ownership interests in the SBIC General Partners, which each owns 1% of their respective SBIC Subsidiary. Fifth Street also owns 99% of the ownership interests in each SBIC Subsidiary. Therefore, Fifth Street, directly or indirectly through the SBIC General Partners, wholly owns each SBIC Subsidiary. Thus, there is no possibility that the SBIC General Partners or SBIC Subsidiaries will obtain a benefit that will not also be obtained by Fifth Street.
The SBIC Subsidiaries' licenses allow Fifth Street, through the SBIC Subsidiaries, to issue SBA-guaranteed debentures at favorable interest rates. The SBIC Subsidiaries will not be registered under the Act based on the exclusion from the definition of investment company contained in Section 3(c)(7).

D. FIFTH STREET MANAGEMENT LLC
The BDC Adviser is a Delaware limited liability company that is registered under the Investment Advisers Act of 1940. The BDC Adviser is affiliate of Fifth Street Capital, LLC, a private investment firm founded and managed by Chief Executive Officer of each Existing Regulated Fund, Mr. Tannenbaum. Mr. Tannenbaum is the BDC Adviser’s managing partner. Subject to the overall supervision of the Board, the BDC Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Existing Regulated Funds. Under the terms of the Advisory Agreement, the BDC Adviser determines the composition of Existing Regulated Funds’ portfolio; identifies and negotiates the structure of the investments Existing Regulated Funds make; continuously monitors Existing Regulated Funds’ investments; and determines the purchase, retention or sale of Existing Regulated Funds’ investments and assets.
E. THE FUNDS
1. Fifth Street Senior Loan Fund LP
Fifth Street Senior Loan Fund LP is a Delaware limited partnership that was formed on November 13, 2012. Its general partner is FSLF GP and its investment adviser is the BDC Adviser. Fifth Street Senior Loan Fund LP has an investment objective and strategies that are similar to or overlap with those of the Existing Regulated Funds.
2. FS Partners Fund LLC
FS Partners Fund LLC is a Delaware limited liability company that was formed on February 4, 2013. Its investment adviser is the BDC Adviser and it has an investment objective and strategies that are similar to or overlap with those of the Existing Regulated Funds.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS
A. Co-Investment Transactions by the Regulated Funds and the Co-Investment Affiliates

1. Mechanics of the Co-Investment Program
The Regulated Funds wholly-own the applicable Wholly-Owned Investment Subs and may, from time to time, create other Wholly-Owned Investment Subs. Any such Wholly-Owned Investment Sub would be prohibited from investing in a Co-Investment Transaction with any other Regulated Fund or Co-Investment Affiliate because it would be a company controlled by a Regulated Fund, for purposes of section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

Upon issuance of the requested Order, the Advisers will manage the Regulated Funds and the Co-Investment Affiliates in the same manner that they have managed them in the past. However, rather than making separate investments, Regulated Funds and Co-Investment Affiliates could co-invest in the Co-Investment Program.
In selecting investments for the Regulated Funds, an Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to each Regulated Fund. Likewise, when selecting investments for the Co-Investment Affiliates, the Advisers will select investments for the Co-Investment Affiliates, considering only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to each Co-Investment Affiliate. As described herein, each of the Co-Investment Affiliates has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies8 of each of the Regulated Funds. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more of the Co-Investment Affiliates, the Advisers would expect such Regulated Funds and Co-Investment Affiliates to co-invest with each other, with certain exceptions based on available capital or diversification, as discussed below.
Under the Co-Investment Program, each Co-Investment Transaction would be allocated among the participating Regulated Funds and Co-Investment Affiliates. Each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o)) of a Regulated Fund (the “Required Majority”)9 of the directors of a Regulated Fund who are eligible to vote on the Co-Investment Transaction under Section 57(o) (the "Eligible Directors").
All other subsequent activity, meaning either to: (a) sell, exchange or otherwise dispose of an investment (collectively, a “Disposition”) or (b) complete a Follow-On Investment10, in respect of an investment acquired in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. With respect to Dispositions and Follow-On Investments in which a Regulated Fund and one or more other Regulated Funds and/or one or more Co-Investment Affiliates would participate in proportion to their outstanding investments in the issuer, a Regulated Fund may participate without obtaining transaction-specific approval from its Board if the Board has previously approved the Regulated Fund’s participation in pro rata Dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. The Board may at any time rescind, suspend or qualify its approval of pro rata Dispositions and Follow-On Investments with the result that all Dispositions and/or Follow-On Investments must be individually submitted to the Board as applicable.
The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to each Regulated Fund’s and to each Co-Investment Affiliate’s purchase be the same.
Co-investment opportunities are to be allocated to each Regulated Fund either (a) consistent with the allocation policy of the Advisers, based on the size recommended by an Adviser based on each Regulated Fund’s available capital and the investment’s attributes (the “Recommended Amount”), or (b) if the size of the investment available is smaller than the sum of the Recommended Amounts for the participating Regulated Funds and Co-Investment Affiliates, pro rata based on the Recommended Amounts for the Regulated Funds and the Co-Investment Affiliates.
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8 “Objectives and Strategies” means the applicable Regulated Fund’s investment objectives and strategies, as described in the applicable Regulated Fund’s registration statement on Form N-2, other filings the each Regulated Fund has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities Exchange Act of 1934, as amended, and each Regulated Fund’s respective reports to stockholders.
9 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.
10 The term “Follow-On Investment” means any additional investment in an existing portfolio company, consisting of a debt or equity investment or warrants, or the exercise of conversion privileges or other similar rights to acquire additional securities of the issuer.

2. Reasons for Co-Investing
It is expected that co-investment in portfolio companies by the Regulated Funds and the Co-Investment Affiliates will increase the number of favorable investment opportunities for each Regulated Fund. The Co-Investment Program will be effected for a Regulated Fund only if it is approved by the Regulated Fund’s Required Majority on the basis that it would be advantageous for the Regulated Fund to have the additional capital from the Co-Investment Affiliates and/or other Regulated Funds available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Regulated Funds typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.
In view of the foregoing, in cases where an Adviser identifies investment opportunities requiring larger capital commitments, the Adviser must seek the participation of other entities with similar investment styles. The availability of the Co-Investment Affiliates or additional Regulated Funds as investing partners of a Regulated Fund may alleviate some of that necessity in certain circumstances. A Regulated Fund could lose some investment opportunities if its Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a Regulated Fund’s individual or aggregate investment limits require the Advisers to arrange a syndication with unaffiliated entities, such Regulated Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the other Regulated Funds and the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Fund.
The Advisers and the Board of each Regulated Fund believe that it will be advantageous for each Regulated Fund to co-invest with one or more other Regulated Funds and/or one or more Co-Investment Affiliates and that these co-investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Regulated Fund.
The Advisers also believe that co-investment among the Regulated Funds and the Co-Investment Affiliates will afford each Regulated Fund the ability to achieve greater diversification and, together with the other Regulated Funds and the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which they co-invest.
B. Applicable Law
1. Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder
Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the Act and Rule 57b-1 thereunder
Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.
Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.
Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.
Sections 2(a)(3)(C) defines an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”
C. Need for Relief
Co-Investment Transactions may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Co-Investment Affiliates and the other Regulated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Fund.  Each of the other Regulated Funds and the Co-Investment Affiliates may be deemed to be affiliated persons of a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) the BDC Adviser advises and may be deemed to control the Existing Co-Investment Affiliates and any Future Co-Investment Affiliate will be advised and may be deemed to be controlled by an Adviser, (ii) the BDC Adviser advises and may be deemed to control the Existing Regulated Funds and any Future Regulated Fund will be advised and may be deemed to be controlled by an Adviser, and (iii) the Advisers are controlled by the same persons. Thus, each other Regulated Fund and Co-Investment Affiliate could be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions with each Regulated Fund.
D. Requested Relief
Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Co-Investment Affiliates to participate with the Regulated Funds in the Co-Investment Program.
E. Precedents
The Commission has granted co-investment relief on numerous occasions in recent years.11 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by FS Investment Corporation and its affiliates, for which an order was granted on June 4, 2013.12
F. Applicants’ Legal Arguments
Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Regulated Funds will be treated fairly.
The conditions to which the requested relief will be subject are designed to ensure that the Advisers or the principals of the Advisers would not be able to favor the Co-Investment Affiliates over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Regulated Fund will also be attractive investment opportunities for one or more Co-Investment Affiliates and/or one or more other Regulated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one Regulated Fund or the Co-Investment Affiliates as opportunities arise.
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11 FS Investment Corporation, et. al. (File No. 812-13665) Release No. IC – 30548 (June 4, 2013) (order), Release No. IC – 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et. al. (File No. 812-13844), Release No. IC – 30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et. al. (File No. 812-13878) Release No. IC - 30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice); Medley Capital Corporation, et. al. (File No. 812-13787) Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC- 29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et. al. (File No. 812-13695) Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).
12 Id.

Applicants submit that each Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Advisers would not be able to favor the Co-Investment Affiliates over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them because, as a guiding principle, the conditions permit a co-investment transaction only if the Eligible Directors have made a determination that the proposed investment would not benefit an affiliated person other than the Regulated Fund participating in the transaction and then only to the extent strictly permitted by the conditions.
After making the determinations required in conditions 1 and 2(a), other than in the case of pro rata Dispositions and Follow-On Investments as provided for in conditions 7 and 8, the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Regulated Fund. With respect to the pro rata Dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata Disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the Disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata Dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such Disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata Dispositions and Follow-On Investments with the result that all Dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.
Applicants believe that participation by the Regulated Funds in pro rata Dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.
G. Conditions
Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

1.
Each time an Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, its Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

a.
If the applicable Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

b.
If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the Recommended Amounts, up to the amount proposed to be invested by each. The applicable

Advisers will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Recommended Amount to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

c.
After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Fund and each Co-Investment Affiliate to the Eligible Directors for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds and/or one or more Co-Investment Affiliates only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.
the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

ii.	The Potential Co-Investment Transaction is consistent with:

A.	The interests of the Regulated Fund’s stockholders; and

B.	The Regulated Fund’s then-current Objectives and Strategies;

iii.
the investment by the other Regulated Funds or any Co-Investment Affiliates would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Co-Investment Affiliate; provided that, if any other Regulated Fund or Co-Investment Affiliate, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

B.
the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.
any fees or other compensation that any Regulated Fund, Co-Investment Affiliate, or any affiliated person of a Regulated Fund or a Co-Investment Affiliate receives in connection with the right of a Regulated Fund or a Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (which each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

iv.
the proposed investment by the Regulated Fund will not benefit the Advisers, the Co-Investment Affiliates, the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k), as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.
The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Co-Investment Affiliates during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.
Except for Follow-On Investments made in accordance with condition 8 below, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Co-Investment Affiliate, or any affiliated person of another Regulated Fund or Co-Investment Affiliate is an existing investor.

6.
A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Co-Investment Affiliate. The grant to a Co-Investment Affiliate or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.

a.
If any Co-Investment Affiliate or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed Disposition at the earliest practical time; and

ii.	formulate a recommendation as to participation by each Regulated Fund in the Disposition.

b.
Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Co-Investment Affiliates and Regulated Funds.

c.
A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition is proportionate to its outstanding investments in the issuer immediately preceding the Disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible

Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

d.	Each Co-Investment Affiliate and each Regulated Fund will bear its own expenses in connection with any such Disposition.

8.

a.
If any Co-Investment Affiliate or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

b.
A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and each Regulated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of the Follow-On Investment is not based on the Co-Investment Affiliates’ and the Regulated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.
the aggregate amount recommended by the applicable Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on the Recommended Amounts, up to the amount proposed to be invested by each.

d.
The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.
The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Co-Investment Affiliates and the other Regulated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Fund will maintain the records required by Section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11.
No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of a Co-Investment Affiliate.

12.
The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Co-Investment Affiliates and the Regulated Funds, be shared by the Co-Investment Affiliates and the Regulated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.
Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Co-Investment Affiliates and Regulated Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Co-Investment Affiliates and Regulated Funds based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, the Regulated Funds, the Advisers nor any affiliated person of the Regulated Funds or Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Co-Investment Affiliates and the Regulated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with their respective investment advisory agreements with the Regulated Funds and Co-Investment Affiliates).

III. PROCEDURAL MATTERS
A. Communications
Please address all communications concerning this Application and the Notice and Order to:
Bernard D. Berman
Fifth Street Finance Corp.
10 Bank Street, 12th Floor
White Plains, NY 10606
(914) 286-6800
Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 6th Street NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593
B. Authorization
Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that each Regulated Fund, by resolution duly adopted by each Board, in the case of Fifth Street, on February 15, 2013 (attached hereto as Exhibit A), and, in the case of Fifth Street Senior, on July 1, 2013 (attached hereto as Exhibit B), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order pursuant to section 57(i) of the Act, and Rule 17d-1 under the Act, permitting certain joint transactions otherwise prohibited by Section 57(a)(4) of such Act. Each person executing the Application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 15th day of July, 2013.

FIFTH STREET FINANCE CORP.

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President and Secretary

FIFTH STREET SENIOR FLOATING RATE CORP.

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET MANAGEMENT LLC

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET SENIOR LOAN FUND LP

By: FSLF GP LLC, its general partner
By:  /s/ Bernard D. Berman
Name:  Bernard D. Berman
Title:  President

FSLF GP LLC

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET MEZZANINE PARTNERS IV, L.P.

By: FSMP IV GP, LLC, its general partner

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FSMP IV GP, LLC

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET MEZZANINE PARTNERS V, L.P.

By: FSMP V GP, LLC, its general partner
By:  /s/ Bernard D. Berman
Name:  Bernard D. Berman
Title:  President

FSMP V GP, LLC

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FSFC HOLDINGS, INC.

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET FUND OF FUNDS LLC
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET FUNDING, LLC
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET FUNDING II, LLC
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FS PARTNERS FUND LLC
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

VERIFICATION
The undersigned states that he has duly executed the foregoing Application, dated July 15, 2013, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

FIFTH STREET FINANCE CORP.

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President and Secretary

FIFTH STREET SENIOR FLOATING RATE CORP.

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET MANAGEMENT LLC

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET SENIOR LOAN FUND LP

By: FSLF GP LLC, its general partner
By:  /s/ Bernard D. Berman
Name:  Bernard D. Berman
Title:  President

FSLF GP LLC

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET MEZZANINE PARTNERS IV, L.P.
By: FSMP IV GP, LLC, its general partner
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FSMP IV GP, LLC

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET MEZZANINE PARTNERS V, L.P.

By: FSMP V GP, LLC, its general partner
By:  /s/ Bernard D. Berman
Name:  Bernard D. Berman
Title:  President

FSMP V GP, LLC

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FSFC HOLDINGS, INC.

By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET FUND OF FUNDS LLC
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET FUNDING, LLC
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FIFTH STREET FUNDING II, LLC
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

FS PARTNERS FUND LLC
By: /s/ Bernard D. Berman
Name: Bernard D. Berman
Title: President

EXHIBIT A
Resolutions of the Board of
FIFTH STREET FINANCE CORP.

WHEREAS, the Board of Directors has reviewed the Company's Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Unanimous Written Consent dated February 15, 2013)

EXHIBIT B
Resolutions of the Board of
FIFTH STREET SENIOR FLOATING RATE CORP.

WHEREAS, the Board of Directors has reviewed the Company's Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Unanimous Written Consent dated July 1, 2013)